EXHIBIT 99.5

Vicinity Motor Corp. Reports First Quarter 2024 Financial Results

Company Achieves Positive Cash Flow from Operations in the First Quarter, Driven by 400% Revenue Growth on Deliveries of 44 VMC 1200 All-Electric Trucks and 22 Vicinity™ Classic Transit Buses

VANCOUVER, BC - May 14, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the first quarter ended March 31, 2024.

First Quarter 2024 and Subsequent Operational Highlights

●	Revenue increased 400% to $13.3 million in the first quarter of 2024, primarily driven by the delivery of forty-four (44) VMC 1200 all-electric trucks and twenty-two (22) Vicinity Classic transit buses.

●	Cash provided in operating activities in the first quarter of 2024 totaled $0.5 million, as compared to cash used of $3.6 million in the first quarter of 2023.

●	Secured a follow on order for twelve (12) Vicinity™ Classic Clean Diesel Buses from Autobus La Québécoise in Quebec, Canada.

●	Order backlog as of March 31, 2024 exceeded $125 million.

●	Secured five (5) VMC 1200 distribution agreements to establish new dealerships in strategic markets across Canada, including two (2) new dealerships in Ontario, one (1) new dealership in Quebec, one (1) new dealership in Alberta and one (1) new dealership in British Columbia.

●	Promoted Brent Phillips to position of President, starting with an initial strategic plan focused on milestones related to the onshoring of production for the Lightning EV bus to Ferndale, WA, augmenting the Canadian dealer network for the VMC 1200 electric trucks, and the formal launch of the VMC 1200 into the U.S. market.

Management Commentary

William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp., said: “The first quarter was marked by a robust cadence of deliveries against our significant backlog driving a positive adjusted EBITDA – reflecting not only continued VMC 1200 demand from our growing network of dealers across Canada – but continued momentum from our market leadership position with transit buses as well.

“We have found that our established reputation for excellence, built through the sale of nearly 1,000 transit buses since inception, creates a level of trust that allows for a significant competitive advantage. To that end, we secured a follow-on order for 12 Vicinity™ Classic buses from Autobus La Québécoise in the first quarter. These vehicles are expected to be delivered in 2025 and will service the cities of La Prairie, Candiac, Saint-Philippe, Delson, Saint-Constant and Sainte-Catherine.

“This positive reputation has also generated strong interest in our VMC 1200 all-electric trucks and to that end, we recently announced several new dealership partners. These include VMC Laval in Laval, Peninsula VMC Truck Centre in South Toronto, Shift EV Trucks in West Toronto, Jack Carter VMC Trucks in Southern Alberta and rJames Vicinity Truck in Kamloops and Kelowna, British Columbia. These new EV-specific dealerships expand the VMC 1200 sales and service coverage in strategic markets across Canada, leveraging the expertise and built-in customer base that each partner has in their respective regions.

“Looking ahead, we will continue to actively work to monetize our backlog, including an immediate-term focus on converting our $28+ million of inventory to cash. With a compelling product line, a legacy of excellence, a return to positive adjusted EBITDA and a robust backlog, I believe we are incredibly well positioned for a high level of operational execution in the quarters ahead,” concluded Trainer.

First Quarter 2024 Financial Results

All figures stated in this press release are in U.S. dollars unless stated otherwise.

Revenue in the first quarter of 2024 totaled $13.2 million, as compared to $2.7 million in the first quarter of 2023. The 400% increase in revenue was primarily driven by deliveries of 44 trucks and 22 buses, as compared to deliveries of five trucks and three buses in the fourth quarter of 2023.

Gross profit in the first quarter of 2024 totaled $1.9 million, or 14% of revenue, as compared to $0.5 million, or 18% of revenue, in the first quarter of 2023. Gross margins were positively affected by higher deliveries in 2024 and a higher margin product mix.

Cash provided in operating activities in the first quarter of 2024 totaled $0.5 million, as compared to cash used of $3.6 million in the first quarter of 2023.

Net loss in the first quarter of 2024 totaled $3.7 million, or $(0.08) per share, as compared to a loss of $2.4 million, or $(0.05) per share, in the first quarter of 2023.

Adjusted EBITDA in the first quarter of 2024 totaled $0.1 million, as compared to a loss of $1.4 million in the first quarter of 2023.

Cash and cash equivalents as of March 31, 2024 totaled $4.3 million, as compared to $2.0 million as of December 31, 2023.

First Quarter 2024 Results Conference Call

Date: Tuesday, May 14, 2024

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-844-850-0545

International Dial-in: 1-412-542-4118

Conference ID: 10188692

Webcast: Vicinity Motor Q1 2024 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Friday, June 14, 2024. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10188692. A webcast will also be available by clicking here: Vicinity Motor Q1 2024 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended March 31, 2024	3 months ended March 31, 2023
(US dollars in thousands - unaudited)	$	$
Net Comprehensive loss	(3,720)	(2,436)
Add back
Stock based compensation	199	198
Interest	1,730	683
Change in fair value of embedded derivatives	(204)	(92)
Foreign exchange loss (gain)	1,677	(6)
Amortization	460	285
Adjusted EBITDA	142	(1,368)

Vicinity Motor Corp.
Consolidated Statements of Financial Position
(Unaudited, In thousands of US Dollars)

	Note	March 31, 2024	December 31, 2023
		$	$
Current Assets
Cash and cash equivalents		4,321	2,026
Trade and other receivables	3	7,524	5,599
Inventory	4	28,234	23,273
Prepaids and deposits		4,530	9,748

		44,609	40,646
Long-term Assets
Intangible assets		9,687	9,815
Property, plant, and equipment		23,535	23,734

		77,831	74,195

Current Liabilities
Accounts payable and accrued liabilities		13,917	10,162
Credit facility	5	17,993	15,926
Current portion of deferred revenue		4,371	4,429
Current portion of provision for warranty cost	6	680	612
Current debt facilities	7	8,543	8,499
Convertible debt	8	2,575	2,658
Current portion of other long-term liabilities	9	1,563	1,222

		49,642	43,508

Long-term Liabilities
Other long-term liabilities	9	9,219	9,355
Provision for warranty cost	6	228	135

		59,089	52,998

Shareholders’ Equity
Share capital	10	76,802	76,802
Contributed surplus	10	8,456	8,257
Accumulated other comprehensive (loss) income		1,479	413
Deficit		(67,995)	(64,275)

		18,742	21,197

		77,831	74,195

Vicinity Motor Corp.
Consolidated Statements of (Loss) Income
(In thousands of US dollars, except for per share amounts)

	Note	For the three months ended March 31, 2024	For the three months ended March 31, 2023
		$	$
Revenue
Vehicle sales	13	11,858	1,467
Other	13	1,376	1,182
		13,234	2,649

Cost of sales	4	(11,351)	(2,176)

Gross profit		1,883	473

Expenses
Sales and administration		1,968	1,913
Stock-based compensation	10	199	198
Amortization		233	213
Interest and finance costs	7,8,9	1,730	683
Change in fair value of embedded derivatives	8	(204)	(92)
Foreign exchange loss (gain)		1,677	(6)

		5,603	2,909

Net loss		(3,720)	(2,436)

Loss per share
Basic & diluted		(0.08)	(0.05)

Weighted average number of common shares outstanding
Basic & diluted		45,667,706	45,414,367

Vicinity Motor Corp.
Consolidated Statements of Cash Flows
(In thousands of US dollars)

		Three months ended	Three months ended
	Note	March 31, 2024	March 31, 2023
		$	$
OPERATING ACTIVITIES
Net loss for the year		(3,720)	(2,436)
Items not involving cash:
Amortization		460	285
Unrealized foreign exchange loss (gain)		1,418	(32)
Interest and finance costs	7,8,9	1,730	683
Change in fair value of embedded derivatives	8	(204)	(92)
Stock-based compensation	10	199	198
		(117)	(1,394)
Changes in non-cash items:
Trade and other receivables	3	(2,050)	(3,095)
Inventory	4	(5,549)	794
Prepaids and deposits		4,992	(1,261)
Accounts payable and accrued liabilities		4,215	2,333
Deferred revenue		51	175
Warranty provision	6	173	(710)
Taxes paid		—	(54)
Interest paid		(1,265)	(343)
Cash provide (used) in operating activities		450	(3,555)

INVESTING ACTIVITIES
Purchase of intangible assets		(247)	(133)
Purchase of property and equipment		(133)	(211)
Cash used in investing activities		(380)	(344)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	—	867
Share issuance costs	10	—	(43)
Net proceeds of credit facility	5	2,418	762
Financing fees	5	—	(191)
Proceeds from convertible debt	8	—	2,939
Convertible debt financing fees	8	—	(158)
Proceeds from long-term loans	9	—	—
Repayment of long-term loans	9	(132)	(131)
Cash provided by financing activities		2,286	4,045
Effect of foreign exchange rate on cash and cash equivalents		(61)	15
Increase in cash and cash equivalents		2,295	161
Cash and cash equivalents, beginning		2,026	1,622
Cash and cash equivalents, ending		4,321	1,783